Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 10, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Regarding the Reorganization of Certain FundX Funds into Corresponding FundX Funds

Dear Mr. Newman:

This correspondence is being filed in response to your March 6, 2014 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N-14 on February 6, 2014 (the “N-14”).  The N-14 was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Trust into two other series of the Trust.  Specifically, the Trust is proposing to reorganize the FundX ETF Upgrader Fund and the FundX ETF Aggressive Upgrader Fund into the FundX Upgrader Fund and the FundX Aggressive Upgrader Fund, respectively.  The Trust is filing Pre-Effective No. 1 on Form N-14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file a new Auditor’s consent that also references the Acquiring Funds’ financial statements. (Note: The filed Auditor’s consent only referenced the Acquired Funds’ financial statements.)

The Trust has filed a new Auditor’s consent, which now includes reference to the Acquiring Funds’ financial statements.

3.
On page 4, in response to the question, “Will there be any tax consequences to the ETF Funds or its shareholders,” please add disclosure regarding capital gain estimates for each Acquired Fund, including dollar and share amounts together with anticipated transaction costs.

The Trust responds by clarifying the disclosure to state that there will be no capital gains.

4.	On page 6, please add additional information regarding how votes are cast with respect to any meeting adjournments.

The Trust responds by adding the following language:

Any such adjournment will require the affirmative vote of a majority of those shares present at the Special Meeting or represented by proxy.  When voting on a proposed adjournment, the persons named as proxy agents will vote FOR the proposed adjournment all shares that they are entitled to vote with respect to the proposal, unless directed to vote AGAINST the proposed adjournment.

5.
On pages 6-13, within the side-by-side table comparing the Funds’ strategies, please consider enhancing the disclosure that explains any differences in the strategies by moving the sentence describing the differences at the beginning of the disclosure.

The Trust responds by confirming revising the order of the disclosure as requested.

6.	Additionally, please confirm the amounts shown for the total operating expenses as the numbers do not appear to reconcile.

The Trust responds by confirming that the total operating expenses shown are accurate.  The Trust further responds by adding the following disclosure that better explains the expense ratios shown:

When including the 0.68% of AFFE, as well as the 0.02% U.S. Bank rebate, the total annual fund operating expense ratio for the fiscal year ended September 30, 2013 was 1.91%.

When including the 0.71% of AFFE, as well as the 0.02% U.S. Bank rebate, the total annual fund operating expense ratio for the fiscal year ended September 30, 2013 was 1.94%.

7.	On page 8, please consider changing the date for the expiration of the Expense Limitations so that it expires after one year of effectiveness of the N-14.

The Trust responds by changing the date of the expiration of the Expense Limitations to March 10, 2015.

8.	On page 9, please confirm that the Board approved the termination of the waiver.

The Trust responds by confirming supplementally that the Board approved the termination of the waiver at a Board meeting held February 17-18, 2014.

9.	On page 14, please confirm whether the Funds invest in Bond/Fixed Income Funds. If applicable, please include appropriate risk disclosure.

The Trust responds by confirming that the Funds do not invest in Bond/Fixed Income Funds.  Furthermore, the Trust has revised the language regarding the process for classifying the underlying funds by removing the references to the Bond/Fixed Income Funds as well as the reference to the Total Return (or Balanced) Funds.

10.	On page 14, please consider deleting or modifying the sentence “Where applicable, differences between each acquired fund and its corresponding acquiring fund have been highlighted.”

The Trust responds by deleting the referenced sentence.

11.
Within the risks disclosure, under the “Emerging Markets Risk”, please consider adding a sentence regarding less regulatory oversight.  Additionally, under the “Leverage Risk”, please consider adding disclosure that leverage increases risk of loss.

The Trust responds by revising the language as requested.

12.
On page 16, please consider revising the current language: “The Trustees determined that the difference in the borrowing/senior security restriction for both the Acquired Fund and Acquiring Fund was not material” to state: “The Trustees do not expect the difference to materially change the way the Funds’ assets are managed.”  Additionally, please indicate that the Acquiring Fund does not have the flexibility to borrow for investment purposes, and would likely need to seek shareholder approval prior to borrow for investment purposes.

The Trust responds by revising the language as requested.

13.
On pages 18 and 20, under the Non Fundamental Restrictions, please consider revising the sentence “Additionally, there is no provision (4) as there is for the Acquired Fund, as the language is repetitive of a fundamental investment policy the Acquired Fund already has with respect to concentrating the Fund’s assets.”

The Trust responds by revising the language as follows:

Number (2) of the above paragraph is worded differently from the similar provision in the Acquired Fund, but refer to the same types of securities.  Additionally, there is no provision (4) as there is for the Acquired Fund.

14.	On page 21, please add a sentence after the table explaining why there were no waivers, or only de minimis waivers, with respect to Acquiring Funds.

The Trust responds by adding a sentence as requested that states that there were no waivers or only de minimis waivers in light of the fact that the Acquiring Funds were operating below the expense caps during the last fiscal year.

15.	On pages 21 and 24, please confirm the accuracy of the numbers regarding the Advisory Fees against waivers.

The Trust responds by confirming that the numbers reflected are accurate.  The Trust further responds by adding the following sentence to footnote 2 on page 25:

Additionally, U.S. Bank rebates a portion of fees from certain Underlying Funds for processing transactions; this credit is reflected in the Expense Reduction/Reimbursement line item.

16.
On page 26, please consider rephrasing or deleting the sentence: “After careful consideration, FundX has determined that there were no meaningful distinctions between the investment strategies, risks and portfolios between each ETF Fund and its corresponding Upgrader Fund.”

The Trust responds by deleting the referenced sentence.

17.	On page 29, please confirm the accuracy of the following bullet point and reconcile with the statement on page 28 that states that the capital loss carryforwards will be subject to annual limitations:

“As a result of the Reorganization, the shareholders of the ETF Funds are in effect sharing a tax asset of their Funds with their corresponding Upgrader Fund, because the Upgrader Funds will be able to utilize all of the capital loss carry forwards obtained in the acquisition of the ETF Funds”.

The Trust responds by reconciling the disclosure on page 29 to indicate that the Upgrader Funds will be able to utilize “a portion” of the capital loss carryforwards obtained in the acquisition of the ETF Funds.

18.
On page 29, under the section entitled, “Capitalization”, please consider adding the sentence: “The table does not show the actual combined aggregate for the number of shares the combined Upgrader Fund is being issued in connection with the Reorganization, as this will depend on the NAV, the number of shares outstanding of the Acquired Fund at the effective time of the Reorganization.”

The Trust responds by adding the requested sentence to the disclosure.

19.	On page 34, please confirm whether there are any controlling persons. If so, please add disclosure information required by Item 7c.

The Trust responds by confirming that there are no control persons of the Funds.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP